U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number 33-55254-40

(Check One):
[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: December 31, 1997
                      -------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition  Report on Form 11-K
[ ] Transition  Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -----------------------

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
--------------------------------------------------------------------------------
                                     PART I
--------------------------------------------------------------------------------
                             REGISTRANT INFORMATION

Full Name of Registrant             LATIN AMERICA TELECOMMUNICATIONS
                                    VENTURE COMPANY - LATVCO
                                    --------------------------------------------

Former Name if Applicable
                                    --------------------------------------------
Address of Principal Executive
 Offices (Street and Number)        440 Louisiana, Suite 475
                                    --------------------------------------------

City, State and Zip Code            Houston, Texas  77002
--------------------------------------------------------------------------------
                                     PART II
                             RULE 12b-25(b) AND (c)
--------------------------------------------------------------------------------
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
         12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's auditors have not completed the audit of the registrant's financial statement for the year ended December 31, 1997. Accordingly, the registrant is unable to file its Form 10-KSB for the year ended December 31, 1997 by the prescribed due date.

     See attached letter from auditors.

--------------------------------------------------------------------------------
                                     PART IV
                                OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

       Hank Vanderkam                713                   547-8900
      ----------------           -----------          ------------------
           (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No
     ---------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

            LATIN AMERICA TELECOMMUNICATIONS VENTURE COMPANY - LATVCO
         --------------------------------------------------------------
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 1998                  By   /s/ Hank Vanderkam
    ----------------------                 -------------------------------------
                                           Hank Vanderkam,
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

March 31, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Latin America Telecommunications Venture Company - LATVCO

Dear Sirs:

The undersigned firm has been engaged to audit the financial statements of Latin America Telecommunications Venture Company - LATVCo. (formerly Compu-Graphics, Ltd.)for the year ended December 31, 1997 in connection with the preparation of such company's Form 10-K. As a result of delays in the commencement of our audit and in the receipt of certain required information for the audit, we have been unable to provide the required opinion for inclusion in such report on or before the due date of such report.

/s/  Thomas Leger & Co., L.L.P.

THOMAS LEGER & CO., L.L.P.